UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

UNITED RENTALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

911363109

(CUSIP Number)

October 11, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP NO. 911363109	PAGE 2 OF 8 PAGES

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cheyne Capital Management (UK) LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,260,870

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 4,260,870

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,870

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%

12.	TYPE OF REPORTING PERSON IA

CUSIP NO. 911363109	PAGE 3 OF 8 PAGES

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cheyne General Partner Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 4,260,870

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 4,260,870

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,870

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%

12.	TYPE OF REPORTING PERSON CO

Page 4 of 8 Pages

Item 1.	(a)	Name of Issuer:

United Rentals, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

Four Greenwich Office Park
Greenwich, CT 06830

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of Cheyne Capital Management (UK) LLP is Stornoway House, 13 Cleveland Row, London, SW1A 3DH, England.

The address of Cheyne General Partner Inc. is Walker House, Mary Street, PO Box 908GT, Grand Cayman, Cayman Islands.

	(c)	Citizenship:

Cheyne Capital Management (UK) LLP is a limited liability partnership incorporated under the laws of England and Wales.

Cheyne General Partner Inc. is a Cayman Islands corporation.

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

	(e)	CUSIP Number:

911363109

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).* * Cheyne Capital Management (UK) LLP only.

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Page 5 of 8 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount Beneficially Owned: 4,260,870

(b) Percent of Class: 4.97%

(c) Number of Shares as to which the person has:

(i) sole power to vote or direct the vote: 4,260,870
(ii) shared power to vote or direct the vote: 4,260,870
(iii) sole power to dispose or direct the disposition of: 4,260,870
(iv) shared power to dispose or direct the disposition of: 4,260,870

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.**

**Each of Cheyne Capital Management (UK) LLP (“CCMUK”), as an investment manager of Cheyne Special Situations Fund L.P. (“CLP”), and Cheyne General Partner Inc. (“CGP”), as the general manager of CLP, previously reported ownership on behalf of CLP, a Cayman Islands limited partnership and the direct beneficial owner of the shares.  Each of CCMUK and CGP previously disclaimed beneficial ownership of the shares, except to the extent of any pecuniary interest therefrom.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Page 6 of 8 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2007

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By:	/s/ Simon James

Name:	Simon James
Title:	Chief Compliance Officer

CHEYNE GENERAL PARTNER INC.

By:	/s/ Daniele Hendry

Name:	Daniele Hendry
Title:	Director

Page 8 of 8 Pages

AGREEMENT OF JOINT FILING

          In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of United Rentals, Inc., and that this Agreement be included as an attachment to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 16 day of October, 2007.

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By:	/s/ Simon James

Name:	Simon James
Title:	Chief Compliance Officer

CHEYNE GENERAL PARTNER INC.

By:	/s/ Daniele Hendry

Name:	Daniele Hendry
Title:	Director